

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Don Harmer
President
GRASS QOZF, Inc.
204 West Spear Street #3862
Carson City, NV 89703

> **Re: GRASS QOZF, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 24, 2020**
> **File No. 024-11204**

Dear Mr. Harmer:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed July 24, 2020

Use of Proceeds, page 20

1. We note your revised disclosure in response to our prior comment 5 and your intent to use the proceeds of this offering to purchase the remaining equity interests in SAMSARG and Sierra, but the tabular entries appear to allocate none of the proceeds for that purpose. Please quantify the amount of proceeds that will be required to acquire the remaining interests in each of the entities and the amounts that will serve as loans to each of the entities. In this regard, you state that it is your "intent to use proceeds from this Offering to (i) purchase additional equity interests of SAMSARG and Sierra up to all of the equity interests of each entity and (ii) loan funds to each entity in order to accomplish operations objectives."

Business, page 28

2.   We note your disclosure in Note 6- Related Party Transactions, on page F-10 that during 2019 you purchased 1,676,000 shares for 1.68% ownership of Samsarg, Inc. However, you disclose here that in 2019, you purchased an aggregate of 1,676,000 shares of Samsarg which constitutes 59% of the ownership interests of Samsarg. Please revise to include consistent disclosures or advise.

3.   We note your response to our prior comment 2 and re-issue it in part. Please tell us whether Sierra Software Systems, Inc. develops software with blockchain related technology and revise your disclosure to provide updated milestones for the five modules currently under development.

Financial Statements, page F-1

4.   We note that your response to comment 10 did not fully address the issues. Thus, the comment is partially reissued. We note from your disclosures in page 6 and elsewhere that you acquired 59% of ownership interests in Samsarg, Inc. Accordingly, please revise to include audited financial statements of the acquired business Samsarg, Inc. and pro forma financial Information as required by Part F/S (b)(7)(iii), (iv) and (c)(1)(ii) of Form 1-A or demonstrate to us why they are not required.

Subsequent Events, page F-11

5.   We note your disclosure that as of December 31, 2019 you owned 2% of Samsarg, Inc. and currently own 59% of Samsarg. Please disclose in detail the transaction(s) resulting in acquisition of additional 57% of ownership interests in Samsarg, consideration transferred, how the acquisition was funded, accounting for the acquisition, assets acquired, liabilities assumed and other disclosures required by ASC 805 as applicable.

Exhibits

6.   We note your response to our prior comments 8 and 12 and re-issue both comments. The "testing the waters" materials appear essentially unchanged, and we note your inclusion of revenue projections for the next five years without any detail regarding the assumptions used to support the projections. Although you have revised the disclosure at page 31 of the offering circular to indicate in part that you cannot receive a contract until the hangar is completed, you continue to suggest that you expect to receive an aircraft modification contract award worth up to $31M over three years and you also state that Sierra "should have an initial subscriber by end of July 2020." Given that Sierra Software Systems, Inc. and SAMSARG, Inc. apparently have not begun production or derived revenues, please explain in necessary detail the assumptions used to support the projections and how you determined that you have a reasonable basis to provide projections for that length of time in these circumstances. We remind you to consider the "reasonable basis" requirement set forth in Part II(b) of Form 1-A. See also Item 10(b) of Regulation S-K.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Higley, Esq.